UNITED STATES
 SECURITIES AND EXCHANGE
COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

North American Oil & Gas Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

65704V202
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65704V202

1.	Names of Reporting Persons. East West Petroleum Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization: British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power 837,096 shares*
		6.	Shared Voting Power Not Applicable
		7.	Sole Dispositive Power 837,096 shares*
		8.	Shared Dispositive Power Not Applicable
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 837,096 shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 1.3%*
12.	Type of Reporting Person (See Instructions) CO

*As of December 31, 2014, the Reporting Person owned 837,096 shares (1.3%) of the Issuer's outstanding Common Stock.  As of the date of this Schedule, the Reporting Person does not own any shares of the Issuer's Common Stock.

Item 1.
	(a)	Name of Issuer North American Oil & Gas Corp.
	(b)	Address of Issuer's Principal Executive Offices 56 E. Main Street, Suite 202 Ventura, California 93001
Item 2.
	(a)	Name of Person Filing East West Petroleum Corp.
	(b)	Address of Principal Business Office or, if none, Residence Suite 1210 – 1095 West Pender Street Vancouver, British Columbia, Canada V6E 2M6
	(c)	Citizenship Canada
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 65704V202
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____ No box checked because not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 837,096*
(b) Percent of class: 1.3%*
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 837,096*
(ii) Shared power to vote or to direct the vote: Not Applicable
(iii) Sole power to dispose or to direct the disposition of: 837,096*
(iv) Shared power to dispose or to direct the disposition of: Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

* As of December 31, 2014, the Reporting Person owned 837,096 shares (1.3%) of the Issuer's outstanding Common Stock.  As of the date of this Schedule, the Reporting Person does not own any shares of the Issuer's Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2015

EAST WEST PETROLEUM CORP.

By:   /s/Nick DeMare
Name:  Nick Demare
Title: Chief Financial Officer